Cash Flow

English For A Song Inc.

Date Range: Jan 01, 2017 to Dec 31, 2017

CASH INFLOW AND OUTFLOW	Jan 01, 2017 to Dec 31, 2017
Operating Activities	
Sales	$0.00
Purchases	-$88.01
Inventory	$0.00
Payroll	$0.00
Sales Taxes	$0.00
Other	$0.00
Net Cash from Operating Activities	**-$88.01**
Investing Activities	
Property, Plant, Equipment	$0.00
Other	$0.00
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	$0.00
Owners and Shareholders	$300.00
Other	$0.00
Net Cash from Financing Activities	**$300.00**

OVERVIEW

Starting Balance	**$1,061.10**
Cash Inflow	$1,126.90
Cash Outflow	$914.91
Net Cash Change	**$211.99**
Ending Balance	**$1,273.09**